May 22, 2009

Randall M. Milner
Senior Vice President, General Counsel & Corporate Secretary
Methanex Corporation
1800 Waterfront Centre, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3M1

      Re: **Methanex Corporation**
              Form 40-F for the Fiscal Year Ended December 31, 2008
              Filed March 27, 2009
              File No. 0-20115
              Response Letter Dated May 12, 2009

Dear Mr. Milner:

      We refer you to our comment letter dated March 31, 2009 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

              Sincerely,

              Cecilia Blye, Chief
              Office of Global Security Risk

cc: Pamela Long
       Assistant Director
       Division of Corporation Finance